

Peter Schwartz · 3rd

CFO at CloudCheckr Inc.

Greater New York City Area · 349 connections ·

Contact info

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CloudCheck Inc.

The George Washington Universi...

About

Previously CFO at Computer Associates International(NYSE-CA); Interworld Corporation(NASDAQ-INTW); Opus360 Corporation/Artemis International Solutions Corporation(OTCBB-AMSI); and Actimize Ltd.(Private)

Specialties: Financial planning and control systems; Software revenue recognition; M&A; Financing

Experience



CFO
CloudCheck Inc.
Jun 2014 – Present · 6 yrs 1 mo
Greater New York City Area

Set up financial and accounting infrastructure for startup SAAS cloud software company.
Provide all on-going Financial and Administrative services.



Chief Financial Officer
Application Security, Inc.
Jul 2007 – Jan 2014 · 6 yrs 7 mos

Responsible for all financial, human resource and adminstrative functions for rapidly growing NYC-based software company.



CFO
Actimize Inc.
Apr 2004 – Jun 2006 · 2 yrs 3 mos



Chief Financial Officer
Artemis International/Opus360
2000 – 2003 · 3 yrs



CFO
Interworld
1998 – 2000 · 2 yrs



CFO/Senior VP
Computer Associates(CA, Inc.)
1983 – 1998 · 15 yrs
Islandia, NY

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Education



The George Washington University - School of Business
MBA, Finance



Yale University
BA, American Studies

Skills & Endorsements

Mergers & Acquisitions · 25

Endorsed by **Hank Gracin and 1 other** who is highly skilled at this

Endorsed by **6 of Peter's colleagues at Application Security, Inc.**

Finance · 25

Endorsed by **5 of Peter's colleagues at Application Security, Inc.**

Start-ups · 25



Endorsed by **Marc Sokol and 2 others** who are highly skilled at this

Endorsed by **7 of Peter's colleagues at Application Security, Inc.**

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Recommendations

Received (0)   **Given (1)**



Lee Bogner
Global eCommerce
Merchant / Professor
Architecting Sales,
Strategy, Ops, Social,
Data + Analytics since
96 xeComGM 2xCIO
January 29, 2008, Peter
worked with Lee in
different groups

I found working with Lee to be a positive experience.
He is a well-connected industry veteran who brings
his wealth of experience to bear in a variety of
situations and assignments.

Interests

Truenorth Executive Searc...
60,056 followers

24 Seven Talent
193,926 followers

Application Security, Inc.
1,525 followers

CA Technologies
317,259 followers

Yale University Careers
156,836 followers

Jack Welch in
Executive Chairman, The Jack ...
7,289,537 followers

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